[Letterhead of Sutherland Asbill & Brennan LLP]

October 1, 2014

VIA EDGAR

Edward P. Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.
Registration Statement on Form N-2 filed October 1, 2014

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s registration statement on Form N-2, filed with the Commission on October 1, 2014 (the “Registration Statement”), selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333-193374) (the “Prior Registration Statement”), initially filed with the Commission on January 15, 2014 and declared effective, as amended, on June 11, 2014, which Prior Registration Statement related to the public offering of the Company’s notes, except for (i) revisions reflecting the completion of the public offering of the Company’s notes contemplated in the Prior Registration Statement and other material developments relating to the Company since June 11, 2014, (ii) information relating to the terms and manner of the proposed offerings described in the Registration Statement to be undertaken by the Company from time to time, and (iii) the inclusion of unaudited financial statements and related financial data for the quarterly period ended June 30, 2014, together with disclosure relating thereto.

* * *

Edward P. Bartz, Esq.

October 1, 2014

If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	John J. Mahon